

Mail Stop 7010

September 23, 2008

via U.S. mail and facsimile

Tracy G. Smith, CFO
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

> **RE:** **Optical Cable Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended January 31, 2008,**
> **April 30, 2008 and July 31, 2008**
> **File No. 0-27022**

Dear Ms. Smith:

We have reviewed your response letter dated September 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 7

1. In your response to comment 1 in our letter dated August 14, 2008, you describe several conditions resulting in your inability to meaningfully separate and quantify various factors affecting sales in a given period. You cite these conditions as the reason your discussions of sales have been less specific and not individually quantified. You also state you are unable to perform meaningful comparisons of gross profit margins from quarter to quarter or year to year and unable to do an in-depth product mix analysis. In future filings, please expand your discussion of sales and gross profit to disclose these facts and to discuss the reasons. Please consider what disclosure is appropriate regarding the effect your inability to meaningfully

analyze specific factors underlying your operations has on your ability to respond to trends, adjust to market conditions, and otherwise manage your business. Disclose the actions management is taking to address these challenges.

(4) Note Receivable, page 25

2. We note your response to comment 3 in our letter dated August 14, 2008. It appears your position is that the stated maturity date in the note receivable agreement is non-substantive; therefore, it should not be considered a stated maturity date when considering the guidance in paragraph 8 of SFAS 114 when assessing if a note receivable is considered impaired. Based on the following, it is unclear to us how you determined that the stated maturity date is non-substantive:

- A maturity date was contemplated when the original note receivable agreement was finalized. As such, there is a presumption that consideration was given for a stated maturity date. Otherwise, the note receivable agreement would have been silent on a maturity date or would have been a demand note.
- Both parties have gone through the effort of amending the note receivable agreement three times to revise the stated maturity agreement. As such, there is a presumption that the stated maturity date is of significance.
- Assuming July 31, 2006 was the original stated maturity date, when Applied Optical Systems, Inc. was not able to meet this stated maturity date, you also amended the note receivable agreement to turn it into a demand note.

Therefore, it continues to appear that the note receivable did have an original maturity date that is substantive and should be considered impaired based on the guidance in paragraph 8 of SFAS 114. It should be noted that a note receivable that is considered impaired in accordance with the guidance in paragraph 8 of SFAS 114 does not necessarily result in an impairment charge based on the guidance in paragraph 17 of SFAS 114. In future filings, please revise your disclosures, as previously requested:

- A statement as to whether the note receivable is impaired based on the guidance in paragraph 8 of SFAS 114.
- An explanation as to how you determined it is probable that you will be able to collect all other amounts due under the note receivable agreement. If you are relying, in part, on the personal guarantees of the two founders of the Borrower, please explain how you determined that the founders will be able to fulfill these potential obligations. Please clarify how this determination relates to your decision to stop accruing interest owed under the contract. Refer to SFAS 114, as amended, for guidance.
- A brief discussion of the Borrower's operating results, including whether the Borrower is generating profits and positive operating cash flows.

Please provide us with the disclosure you intend to include in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief